Kadmon Holdings, LLC

450 East 29th Street

New York, New York 10016

Telephone: (212) 308-6000

July 22, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Ms. Suzanne Hayes

Re:          Kadmon Holdings, LLC

Registration Statement on Form S-1

File No. 333-211949

Dear Ms. Hayes:

Kadmon Holdings, LLC, a Delaware limited liability company (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on July 26, 2016, or as soon as practicable thereafter, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the United States Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher C. Paci, Esq. of DLA Piper LLP (US) with any questions or comments at (212) 335-4970.

KADMON HOLDINGS, LLC

By:	/s/ Harlan W. Waksal
Harlan W. Waksal
President and Chief Executive Officer